DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

06010346

January 17, 2006

SEC MAIL RECEIVED PROCESSING SECTION
JAN 18 2006
WASH. D.C. 213

**VIA FEDERAL EXPRESS**

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: Liquor Stores Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34937

SUPPL

Dear Sirs/Mesdames:

On behalf of our client, Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News release, dated December 15, 2005
2. News release, dated December 18, 2005
3. News release, dated January 9, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

DMM/dmm
Enclosure

dlw 1/23

cc: Tom Thorvaldson
Liquor Stores GP Inc.
Jeffrey Oke
Burnet, Duckworth & Palmer LLP

File No. 82-34937

December 2005

# Liquor Stores Income Fund Announces December Cash Distribution

**EDMONTON, Alberta, December 15, 2005** – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.08958 per trust unit for the month of December, 2005. The distribution will be paid on January 16, 2006 to holders of record of trust units on December 30, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

**About Liquor Stores Income Fund**

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 59.81% interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 73 stores, 5 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:


Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Tom Thorvaldson
Interim Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4184

File No 82-34937

December 18, 2005

# LIQUOR STORES INCOME FUND ANNOUNCES APPOINTMENT OF NEW CFO

## Patrick de Grace, C.A. hired as Chief Financial Officer

**Edmonton, Alberta, December 18, 2005** - Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) today announced the appointment of Patrick de Grace as the new Chief Financial Officer. Patrick has extensive financial management experience in the retail business and we look for Pat to bring that knowledge to our business in addition to playing a key role in our corporate governance procedures and shareholder communications.

Prior to joining Liquor Stores, Pat held progressively more senior finance and executive positions with a major retail grocery chain.

Pat earned his Batchelor of Arts degree from the University of Alberta and is a member of the Ontario and British Columbia Institutes of Chartered Accountants.

Pat de Grace officially assumes his role as CFO on January 1 2006

**About "Liquor Stores income Fund"**
The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 59.82% interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 74 stores, 5 of which are in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca

For further information, please contact

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc
(780)944-9994 ext 6

Tom Thorvaldson
Interim Chief Financial Officer
Liquor Stores GP Inc
(780) 917-4184

File No. 82-34937

# LIQUOR STORES INCOME FUND ANNOUNCES INCREASE IN DISTRIBUTIONS

**EDMONTON , JANUARY 9, 2006** - Liquor Stores Income Fund ( "the Fund") announced today that it will increase its monthly distribution by $0.01042 per unit from $0.08958 to $0.10 ( or from $1.075 to $1.20 on an annualized basis ), representing an 11.6 % increase. The increased distribution rate will be effective commencing with the distribution payable on February 15, 2006 to unitholders of record on January 31, 2006. The increase in unitholder distributions results from the continued strong financial performance of the Fund's current business and the accretive nature of acquisitions. This is the second increase in distribution levels since the Fund's initial public offering in September, 2004.

Irving Kipnes , President and CEO of the Fund, stated, " We are excited about the new stores we have added to the Fund in 2005 and the other acquisition opportunities that we are pursuing. We plan to continue to execute our growth strategy in both Alberta and British Columbia."

**About Liquor Stores Income Fund**
The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 59.82 % interest in Liquor Stores Limited Partnership ( "Liquor Stores LP"). Liquor Stores Income Fund is the largest retailer in Alberta by number of stores. The Fund currently operates 75 stores, 5 of which are in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca

Disclaimer

Certain statements in this news release are "forward-looking statements", which reflect management's expectations regarding the future growth, proposed acquisitions, results of operations, performance, business prospects, opportunities and the amount and timing of the payment of distributions of the Fund. All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements involve risks and uncertainties, as they reflect management's current beliefs and are based on information currently available to management. Actual results may differ materially from those anticipated in the statements made. The forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements are made as of the date of this news release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances. Further information regarding the uncertainties and risks can be found in the disclosure documents filed by the Fund with the securities regulatory authorities, available at www.sedar.com.

Non-GAAP measures: References to "EBITDA" in this news release are to earnings before provision of interest, income taxes and amortization. Readers are cautioned that EBITDA and cash flow are not defined performance measures under Canadian generally accepted accounting principles and that EBITDA cannot be assured. The Fund's calculation of EBITDA and cash flow may differ from similar calculation by comparable entities.

For further information , please contact


| | |
|---|---|
| Irv Kipnes | Tom Thorvaldson |
| Chief Executive Officer | Interim Chief Financial Officer |
| Liquor Stores GP Inc | Liquor Stores GP Inc |
| (780)944-9994 ext 6 | (780) 917-4184 |